FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signatures	Page 3

Press Release Regarding Earnings Results for the Third Quarter of 2007 dated November 8, 2007	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: November 8, 2007

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Grace Zhao

NetEase.com, Inc.

gracezhao@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Third Quarter 2007

Unaudited Financial Results

(Beijing – November 8, 2007) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter ended September 30, 2007.

William Ding, Chief Executive Officer and Director of NetEase stated, “During the third quarter of 2007, we continued to expand our research and development for new games, including fee-based and casual games. Westward Journey Online III was commercialized on September 12 and our newest expansion pack for Fantasy Westward Journey was released on September 25.”

Mr. Ding continued, “We are pleased with our progress in creating and commercializing new ad space inventory via our free email services, which continue to lead the Chinese email market. We are committed to building our capacity and market share in the high growth domestic market by improved content and integrating our different products as the Beijing 2008 Olympic Games draw closer. In addition, we have added significant enhancements to our search engine, including more user-friendly and highly competitive features.”

Third Quarter 2007 Financial Results

Total revenues for the third quarter of 2007 were RMB571.1 million (US$76.2 million), compared to RMB558.0 million (US$74.5 million) and RMB571.9 million (US$76.3 million) for the preceding quarter and the third quarter of 2006, respectively.

Revenues from online games were RMB468.7 million (US$62.5 million) for the third quarter of 2007, compared to RMB475.1 million (US$63.4 million) and RMB467.9 million (US$62.4 million) for the preceding quarter and the third quarter of 2006, respectively.

Revenues from advertising services were RMB85.5 million (US$11.4 million) for the third quarter of 2007, compared to RMB65.3 million (US$8.7 million) and RMB83.4 million (US$11.1 million) for the preceding quarter and the third quarter of 2006, respectively.

Revenues from wireless value-added services and others were RMB16.9 million (US$2.3 million) for the third quarter of 2007, compared to RMB17.5 million (US$2.3 million) and RMB20.6 million (US$2.8 million) for the preceding quarter and the third quarter of 2006, respectively.

Gross profit for the third quarter of 2007 was RMB441.9 million (US$59.0 million), compared to RMB437.8 million (US$58.4 million) and RMB448.1 million (US$59.8 million) for the preceding quarter and the third quarter of 2006, respectively. The quarter-over-quarter increase in gross profit was primarily due to higher advertising services revenue in the third quarter of 2007. The year-over-year decrease in gross profit was mainly due to the decrease in wireless value-added services revenue.

Gross margin for the online game business for the third quarter of 2007 was 89.4%, compared to 90.2% and 89.4% for the preceding quarter and the third quarter of 2006, respectively. The quarter-over-quarter decrease was primarily due to lower game revenues resulting from increased competition coupled with higher cost of revenues. Higher cost of revenues was mainly the result of increased headcount and higher operational costs incurred during the third quarter of 2007. The year-over-year gross margin remained relatively stable.

Gross margin for the advertising business for the third quarter of 2007 was 54.0%, compared to 47.2% and 56.1% for the preceding quarter and the third quarter of 2006, respectively. The quarter-over-quarter increase in gross margin was primarily driven by the increase in advertising services revenue coupled with a lesser extent of increase in content costs in the third quarter of 2007. The year-over-year decline in gross margin was primarily driven by increased content costs incurred during the third quarter of 2007.

Gross loss margin for the wireless value-added services and others business for the third quarter of 2007 was 33.3%, compared to gross loss margin of 28.1% and gross profit margin of 3.4% for the preceding quarter and the third quarter of 2006, respectively. Both the quarter-over-quarter and year-over-year deepening in gross loss margin was primarily due to decreased revenue from wireless value-added services while operating expenses remained relatively fixed.

Total operating expenses for the third quarter of 2007 were RMB179.0 million (US$23.9 million), compared to RMB142.8 million (US$19.1 million) and RMB131.5 million (US$17.5 million) for the preceding quarter and the third quarter of 2006, respectively. Both the quarter-over-quarter and year-over-year increase was primarily driven by increased spending on the advertising and marketing promotion of Westward Journey Online III and Fantasy Westward Journey, and higher staff-related cost as a result of an increase in research and development headcount.

Net profit for the third quarter of 2007 totaled RMB260.2 million (US$34.7 million), compared to RMB312.6 million (US$41.7 million) and RMB314.8 million (US$42.0 million) for the preceding quarter and the third quarter of 2006, respectively. In June 2007, the Company received a reinvestment incentive tax refund of RMB24.4 million (US$3.2 million), which significantly reduced the Company’s income tax expense for the second quarter of 2007. NetEase reported basic and diluted earnings per American depositary share (ADS) of US$0.28 and US$0.27 for the third quarter of 2007, respectively. The Company reported basic and diluted earnings per ADS of US$0.34 and US$0.31 and US$0.33 and US$0.30 for the preceding quarter and the third quarter of 2006, respectively.

Other Information

As of September 30, 2007, the Company’s total cash and time deposit balance was RMB3.1 billion (US$410.9 million), compared to RMB3.9 billion (US$525.6 million) and RMB3.8 billion (US$505.0 million) as of December 31, 2006 and September 30, 2006, respectively. In addition, there was a restricted cash balance of RMB749.7 million (US$100.1 million) as of September 30, 2007 primarily related to the Company’s committed revolving loan facility, which is effective for a period from May 17, 2007 to July 31, 2008. The loan facility can be used by the Company at its discretion to fund any redemption requests made by the holders of its zero coupon convertible subordinated notes in accordance with the terms of those notes. As of September 30, 2007, the Company reclassified the callable obligations of the convertible notes as short-term payable in accordance with the terms of issue. Cash flow generated from operating activities was approximately RMB339.2 million (US$45.3 million) for the third quarter of 2007, compared to RMB331.0 million (US$44.2 million) and RMB344.5 million (US$46.0 million) for the preceding quarter and the third quarter of 2006, respectively.

On July 2, 2007, the Company’s Board authorized a share repurchase program of up to US$120 million of the Company’s outstanding ADSs. As of September 30, 2007 the Company had spent in aggregate a total purchase consideration of approximately US$30.8 million (including transaction costs). The share repurchase program will end on July 1, 2008.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.4928 on September 28, 2007 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 28, 2007, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 8:00 pm Eastern Time on Wednesday, November 7, 2007, (Beijing/Hong Kong Time: 9:00 am, Thursday, November 8, 2007). Chief Executive Officer William Ding, Acting Chief Financial Officer Onward Choi, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 800-257-2101 (international: 303-262-2140), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-405-2236 (international 303-590-3000), and entering pass code 11100033#. The replay will be available through November 23, 2007.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be able to adequately address feedback from gamers to enhance the appeal of Tianxia II; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006	September 30, 2007	September 30, 2007
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,206,476,526	1,205,421,516	160,877,311
Time deposits	2,731,396,687	1,873,027,445	249,976,971
Restricted cash	—	749,654,640	100,050,000
Accounts receivable, net	131,724,899	137,729,916	18,381,635
Prepayments and other current assets	33,913,350	68,962,853	9,203,883
Deferred tax assets	25,674,468	19,817,948	2,644,932

Total current assets	4,129,185,930	4,054,614,318	541,134,732

Non-current assets:
Non-current rental deposits	3,353,209	3,074,885	410,379
Property, equipment and software, net	224,207,833	198,828,716	26,535,970
Prepayment for land use right	—	26,956,800	3,597,694
Investment in an associated company	—	2,300,059	306,969
Deferred tax assets	5,502,361	7,121,072	950,389
Other long-term assets	11,458,497	11,741,367	1,567,020

Total non-current assets	244,521,900	250,022,899	33,368,421

Total assets	4,373,707,830	4,304,637,217	574,503,153

Liabilities and Shareholders’ Equity

Current liabilities:
Zero-coupon convertible subordinated notes due July 15, 2023	—	664,836,144	88,730,000
Accounts payable	105,555,248	88,763,443	11,846,499
Salary and welfare payables	54,924,038	43,493,267	5,804,675
Taxes payable	95,476,498	80,602,592	10,757,339
Deferred revenue	385,720,720	369,061,304	49,255,459
Deferred tax liabilities	3,391,754	—	—
Accrued liabilities	31,340,217	33,158,852	4,425,429

Total current liabilities	676,408,475	1,279,915,602	170,819,401

Long-term payable:
Zero-coupon convertible subordinated notes due July 15, 2023	780,253,918	—	—
Other long-term payable	11,377,256	10,200,000	1,361,307

Total long-term payable	791,631,174	10,200,000	1,361,307

Total liabilities	1,468,039,649	1,290,115,602	172,180,708

Shareholders’ equity	2,905,668,181	3,014,521,615	402,322,445

Total liabilities and shareholders’ equity	4,373,707,830	4,304,637,217	574,503,153

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007	September 30, 2007
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	467,910,918	475,149,731	468,651,024	62,546,848
Advertising services	83,359,202	65,328,019	85,478,302	11,408,059
Wireless value-added services and others	20,632,782	17,494,877	16,946,709	2,261,732

Total revenues	571,902,902	557,972,627	571,076,035	76,216,639
Business taxes	(23,297,732)	(21,926,013)	(23,420,856)	(3,125,782)

Total net revenues	548,605,170	536,046,614	547,655,179	73,090,857
Total cost of revenues	(100,461,056)	(98,267,119)	(105,710,714)	(14,108,306)

Gross profit	448,144,114	437,779,495	441,944,465	58,982,551

Operating expenses:
Selling and marketing expenses	(46,106,919)	(49,272,271)	(83,189,695)	(11,102,618)
General and administrative expenses	(46,650,953)	(48,380,093)	(48,276,202)	(6,443,012)
Research and development expenses	(38,730,988)	(45,110,176)	(47,515,112)	(6,341,436)

Total operating expenses	(131,488,860)	(142,762,540)	(178,981,009)	(23,887,066)

Operating profit	316,655,254	295,016,955	262,963,456	35,095,485
Other income (expenses):
Investment income	104,838	117,317	116,843	15,594
Interest income	24,631,766	28,409,895	29,194,435	3,896,332
Other, net	1,588,129	(8,934,188)	(12,164,815)	(1,623,533)

Profit before tax	342,979,987	314,609,979	280,109,919	37,383,878
Income tax	(28,200,106)	(2,013,483)	(19,946,757)	(2,662,123)

Net profit	314,779,881	312,596,496	260,163,162	34,721,755

Earnings per share, basic	0.10	0.10	0.09	0.01

Earnings per ADS, basic	2.44	2.52	2.13	0.28

Earnings per share, diluted	0.09	0.09	0.08	0.01

Earnings per ADS, diluted	2.26	2.35	1.99	0.27

Weighted average number of ordinary shares outstanding, basic	3,225,819,282	3,100,597,113	3,053,681,518	3,053,681,518

Weighted average number of ADS outstanding, basic	129,032,771	124,023,885	122,147,261	122,147,261

Weighted average number of ordinary shares outstanding, diluted	3,485,412,140	3,318,874,571	3,261,550,487	3,261,550,487

Weighted average number of ADS outstanding, diluted	139,416,486	132,754,983	130,462,019	130,462,019

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007	September 30, 2007
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	314,779,881	312,596,496	260,163,162	34,721,755
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation	20,216,665	24,063,948	24,019,586	3,205,689
Share-based compensation cost	25,989,512	27,057,772	26,072,433	3,479,665
Provision for doubtful debts	2,722,739	2,009,537	1,067,169	142,426
Amortization of issuance cost of convertible notes	530,114	—	—	—
(Gain) Loss on disposal of property, equipment and software	—	(321,538)	696,754	92,990
Non-cash exchange (gains) losses	(219,222)	8,866,712	11,262,944	1,503,169
Net equity share of loss from an associated company	—	—	199,941	26,684
Changes in operating assets and liabilities:
Accounts receivable	(23,966,921)	(47,689,980)	(16,898,211)	(2,255,260)
Prepayments and other current assets	(15,707,637)	(18,488,436)	2,411,864	321,891
Deferred tax assets	(2,391,803)	4,126,531	2,060,348	274,977
Deferred tax-non-current	—	(1,389,030)	(5,356,345)	(714,866)
Accounts payable	(13,204,082)	31,741,208	(12,339,449)	(1,646,841)
Salary and welfare payables	(4,015,330)	5,216,308	(10,472,826)	(1,397,719)
Taxes payable	12,449,108	(347,813)	9,217,774	1,230,218
Deferred revenue	33,785,515	(11,475,172)	39,167,706	5,227,379
Deferred tax liabilities	479,699	(4,089,877)	—	—
Accrued liabilities	(6,996,754)	(829,872)	7,941,122	1,059,834

Net cash provided by operating activities	344,451,484	331,046,794	339,213,972	45,271,991

Cash flows from investing activities:
Purchase of property, equipment and software	(52,529,277)	(7,948,685)	(16,472,855)	(2,198,491)
Proceeds from sale of property, equipment and software	—	5,812	10,320	1,377
Prepayment for land use right	—	(26,956,800)	—	—
Investment in an associated company	—	—	(2,500,000)	(333,654)
Net cash paid upon closure of a VIE	—	—	(1,217,831)	(162,533)
Transfer to restricted cash	—	(761,580,600)	—	—
Net change in time deposits with terms of three months	(536,649,818)	313,909,363	(216,493,992)	(28,893,603)
Placement/rollover of matured time deposits	(668,307,391)	(90,542,729)	(201,035,000)	(26,830,424)
Uplift of matured time deposits	469,599,506	212,513,368	598,179,141	79,833,859
Net increase in other assets	(2,570,962)	—	(2,306)	(308)

Net cash provided by (used in) investing activities	(790,457,942)	(360,600,271)	160,467,477	21,416,223

Cash flows from financing activities:
Proceeds from employees exercising stock options	27,755,249	18,924,290	20,819,202	2,778,561
Repurchase of company shares	(135,413,438)	(574,604,375)	(231,914,175)	(30,951,604)
Payment of other long-term payable	—	(38,575)	—	—

Net cash used in financing activities	(107,658,189)	(555,718,660)	(211,094,973)	(28,173,043)

Effect of exchange rate changes on cash held in foreign currencies	(9,186,668)	(2,236,633)	(3,525,100)	(470,465)
Net increase (decrease) in cash	(562,851,315)	(587,508,770)	285,061,376	38,044,706
Cash, beginning of the quarter	1,700,210,692	1,507,868,910	920,360,140	122,832,605

Cash, end of the quarter	1,137,359,377	920,360,140	1,205,421,516	160,877,311

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	46,273,131	16,061,871	19,457,537	2,596,831
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	401,741,200	643,954,432	237,971,707	31,760,051
Fixed asset purchases financed by accounts payable	1,394,727	11,520,005	11,313,407	1,509,904

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	September 30, 2006	June 30, 2007	September 30, 2007	September 30, 2007
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	467,910,918	475,149,731	468,651,024	62,546,848
Advertising services	83,359,202	65,328,019	85,478,302	11,408,059
Wireless value-added services and others	20,632,782	17,494,877	16,946,709	2,261,732

Total revenues	571,902,902	557,972,627	571,076,035	76,216,639

Business taxes:
Online game services	(15,441,061)	(15,679,941)	(15,465,484)	(2,064,046)
Advertising services	(7,085,532)	(5,552,882)	(7,265,655)	(969,685)
Wireless value-added services and others	(771,139)	(693,190)	(689,717)	(92,051)

Total business taxes	(23,297,732)	(21,926,013)	(23,420,856)	(3,125,782)

Net revenues:
Online game services	452,469,857	459,469,790	453,185,540	60,482,802
Advertising services	76,273,670	59,775,137	78,212,647	10,438,374
Wireless value-added services and others	19,861,643	16,801,687	16,256,992	2,169,681

Total net revenues	548,605,170	536,046,614	547,655,179	73,090,857

Cost of revenues:
Online game services	(47,833,799)	(45,151,473)	(48,094,598)	(6,418,776)
Advertising services	(33,447,437)	(31,585,837)	(35,946,007)	(4,797,406)
Wireless value-added services and others	(19,179,820)	(21,529,809)	(21,670,109)	(2,892,124)

Total cost of revenues	(100,461,056)	(98,267,119)	(105,710,714)	(14,108,306)

Gross profit/(loss):
Online game services	404,636,058	414,318,317	405,090,942	54,064,026
Advertising services	42,826,233	28,189,300	42,266,640	5,640,968
Wireless value-added services and others	681,823	(4,728,122)	(5,413,117)	(722,443)

Total gross profit	448,144,114	437,779,495	441,944,465	58,982,551

Gross profit/(loss) margin:
Online game services	89.4%	90.2%	89.4%	89.4%
Advertising services	56.1%	47.2%	54.0%	54.0%
Wireless value-added services and others	3.4%	(28.1)%	(33.3)%	(33.3)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.4928 on September 28, 2007 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	September 30, 2006	June 30, 2007	September 30, 2007	September 30, 2007
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	4,184,265	4,211,757	4,110,297	548,566
Operating expenses
- Selling and marketing expenses	5,406,776	4,088,683	3,716,654	496,030
- General and administrative expenses	9,534,605	9,233,855	8,824,199	1,177,690
- Research and development expenses	6,863,866	9,523,477	9,421,283	1,257,379